EXHIBIT 12

AMERICAN EXPRESS COMPANY
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in Millions)

	Six Months Ended
	June 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Pretax income	$3,766	$8,096	$7,938	$8,991	$7,888	$6,451
Interest expense(a)	965	1,704	1,623	1,707	1,958	2,226
Other adjustments(b)	57	101	118	402	133	117
Total earnings	$4,788	$9,901	$9,679	$11,100	$9,979	$8,794
Fixed charges:
Interest expense	$965	$1,704	$1,623	$1,707	$1,958	$2,226
Other adjustments(c)	24	56	62	79	93	102
Total fixed charges	989	1,760	1,685	1,786	2,051	2,328
Preferred stock dividends	40	80	62	―	―	―
Total fixed charges and preferred stock dividends	$1,029	$1,840	$1,747	$1,786	$2,051	$2,328
Ratio of earnings to combined fixed charges and preferred stock dividends	4.65	5.38	5.54	6.22	4.87	3.78

(a)
Included in interest expense is interest expense related to the Card Member lending activities, international banking operations, and charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

(b)
For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by the Company, the non-controlling interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense, and subtracting undistributed net income of affiliates accounted for under the equity method.

(c)	For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.